Issuer Free Writing Prospectus filed pursuant to Rule 433
Registration No. 333-163560
Issuer Free Writing Prospectus dated February 4, 2010
Relating to the Preliminary Prospectus dated February 9, 2010

First Mariner Bancorp

Free Writing Prospectus Published or Distributed by Media

On February 4, 2010, The Daily Record, a newspaper covering Maryland business and legal topics and published daily on weekdays, published an article that references the rights offering covered by the registration statement on Form S-1 filed by First Mariner Bancorp (the “Company”) with the Securities and Exchange Commission (the “SEC”) on December 8, 2009 and amended on January 21, 2010 and on February 10, 2010 (the “Registration Statement”). The article also includes quotes from the Company’s President and Chief Operating Officer, Mark A. Keidel.  The full text of the article is reproduced below.

The article was not prepared by or reviewed by the Company prior to its publication. You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement the Company filed with the SEC on February 10, 2010, the final prospectus to be subsequently filed with the SEC and any related prospectus supplement. In particular, you should carefully read the risk factors described in the preliminary prospectus, in the final prospectus, in any related prospectus supplement and in the documents incorporated by reference in the preliminary prospectus, the final prospectus and any related prospectus supplement. The Registration Statement has not been declared effective by the SEC and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.  Statements in the article that are not attributed directly to Mr. Keidel or that conflict with the Company’s public filings with the SEC, represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll free 1-888-742-1305.  The documents can also be obtained for free from the “Investor Relations — Documents” section of the Company’s website at http://www.snl.com/Irweblinkx/doc.aspx?IID=1024706&DID=10449498.

Full Text of The Daily Record Article

First Mariner’s Hale retiring $20M in firm’s debt for $2M

Posted: 7:09 pm Thu, February 4, 2010
By Danielle Ulman
Daily Record Business Writer

[Picture Omitted]

First Mariner Bancorp CEO Edwin F. Hale Sr.’s move would add $12.8 million in shareholder equity, according to the company’s chief financial officer.

In a move to shore up his company’s equity, Edwin F. Hale Sr. has agreed to pay $2 million in cash to retire $20 million worth of First Mariner Bancorp’s debt.

Hale, First Mariner’s chairman and chief executive, will make the investment instead of buying shares in the rights offering First Mariner is trying to arrange to raise $20 million in capital for financially troubled subsidiary 1st Mariner Bank. The exchange and the rights offering both require shareholder approval.

Once that approval is obtained, Hale said in a Thursday filing with the Securities and Exchange Commission, he will exchange the debt for $2 million worth of First Mariner stock and warrants.

The deal will eliminate the debt, known as trust preferred securities, without diluting the book value of shares, said Mark A. Keidel, chief financial officer of First Mariner. That will add $12.8 million in shareholder equity, he said. Any interest accrued on the debt will be forgiven.

The swap was designed to decrease debt in the holding company, a requirement of First Mariner’s written agreement with the Federal Reserve Bank, but does not take the place of raising capital at the bank level.

“I’m not critical of it, but it doesn’t do anything for [the bank], because it doesn’t bring any new capital. It’s First Mariner profiting on the loss that some poor investor in the trust preferreds is taking,” said Bert Ely, a banking consultant based in Virginia.

Hale and other members of the board had been prepared to invest up to $3 million in the rights offering, which shareholders will either approve or reject in a vote next week, but chose to change course with the debt for equity swap, Keidel said.

Hale said in the SEC filing he will not have as much cash to buy shares now.

“This opportunity came up and it makes a tremendous amount of sense,” Keidel said. “It adds much more value to the holding company than participating in the stock offering. I can’t say there won’t be participation in the offering, but I expect it to be at a lower level.”

The rights offering is part of a plan to improve the capital levels of 1st Mariner Bank after federal regulators ordered the company to do so or face more intense scrutiny that has lead to many banks merging or being shut down in the last couple years.

Bank watchers had assumed that Hale would be the largest investor.

“They’re still intending to raise $20 million of fresh equity,” Ely said. “The question is who’s going to put that in and at what share price?”

Shares of First Mariner gained 9 cents, or 7.38 percent, Thursday to close at $1.31, giving the company a market cap of $8.45 million.

“If the stock market currently is valuing the company at $8 million and change, if someone is going to put in $20 million, particularly since they have the option of not putting in $20 million, they’re going to want the lion’s share of the company and maybe want some management changes,” Ely said.

The company sold off its consumer finance company, Mariner Finance, for $10.5 million last year to help raise capital.